April 15, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0005

Re:	TransDigm Group Incorporated
Commission file number: 01-32833
Form 10-K: For the fiscal year ended September 30, 2009

Dear Mr. Shenk:

Set forth below is our response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) that were set forth in your letter to Mr. Gregory Rufus, dated March 26, 2010, with respect to the filing referenced above. For the staff’s convenience, the text of the staff’s comments are set forth below followed by our response.

Form 10-K: For the Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition

Overview, page 27

1.	We note from selected financial data on page 22 that your net profit margin has increased from approximately 9 percent in 2005 to approximately 21 percent in 2009. It is not clear from the disclosure in your filing why your margins have increased or whether recent margins are sustainable and should be expected by investors in the future. Please supplementally tell us on an overview basis, and revise to disclose, why margins have changed over the long-term and whether you expect them to be maintained at current levels in the future (on average).

RESPONSE: The Company’s “net profit margin”, which represents net income as a percentage of net sales, improved from approximately 9 percent in 2005 to approximately 21 percent in 2009 due primarily to the following reasons: improvement in the gross profit percentage of approximately 7 percent plus improvement in net interest expense as a percentage of sales of approximately 10 percent, partially offset by an increase in the income tax provision as a percentage of sales of approximately 6 percent. The changes in these financial statement elements are driven by our business operations and our capital structure, which includes a portion of floating rate debt and is therefore subject to changes in interest rates.

In our past filings, we have disclosed the principal reasons for increases or decreases in the significant line items that comprise “net profit margin” in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of our annual reports on Form 10-K filed over the 2005 to 2009 period. In addition, with respect to our floating rate long-term debt, we have made disclosures regarding our exposure to changes in interest rates and the related sensitivity impacts on interest expense and net income in Item 7A, “Quantitative and Qualitative Disclosures About Market Risk.” Based on these disclosures, we believe we have disclosed, on a year over year basis as required by Item 7, the primary reasons for the overall improvement in “net profit margin” during the 2005 to 2009 period.

We acknowledge the staff’s guidance set forth in Release Nos. 33-8350; 34-48960; FR-72, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A Guidance”) which requires, among other things, that “companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.”

Because net profit margins are impacted by interest rates, changes in the tax code, our capital structure and acquisition accounting, as well as other factors, we cannot realistically comment on the sustainability of net profit margins in the future. However, in future filings, as contemplated by the MD&A Guidance, we will disclose any known factors that are reasonably likely to materially affect the sustainability of the components of net profit margins.

Results of Operations, page 34

2.

You state that the decrease in cost of sales as a percentage of sales was primarily due to the strength of the Company’s proprietary products, productivity improvements from continued cost reduction efforts, and favorable product mix. We believe that your discussion and analysis of cost of sales could be made more useful to investors by expanding further to explain factors to which variances are attributed, such as those referred to above. For example, please revise to explain what you mean by the strength of your proprietary products, how specifically this strength was a factor in decreasing cost of sales as a percentage of sales in the current period, and the amount by which this factor impacted cost of sales. We believe you should revise to provide this level of analysis for each material factor to which variances are attributed. In addition, we encourage you to consider providing investors with more insight into the significant cost components within cost of sales by quantifying and discussing those significant components. Please supplementally provide us with a copy of your intended revised disclosure.

RESPONSE: The impact from the strength of the Company’s proprietary products, productivity improvements and favorable product mix can be difficult to objectively measure and quantify for disclosure for a particular accounting period. We believe these factors positively impact our gross margin levels over time, but we may not be able to quantify and disclose them with any accounting level specificity in discrete time periods.

Nonetheless, in future filings we will explain what we mean by each of the factors to which we attribute a change in the cost of sales and, to the extent we are able to do so, we will identify the significant components contributing to the impact on the cost of sales. Our proposed revised disclosure, as it applies to the fiscal year ended September 30, 2009, follows:

“Cost of Sales. Cost of sales increased by $4.4 million, or 1.4%, to $332.2 million for fiscal year 2009 from $327.8 from fiscal year 2008. Cost of sales as a percentage of sales decreased to 43.6% for fiscal year 2009 from 45.9% for fiscal year 2008. The increase in the dollar amount of cost of sales was primarily due to increased volume associated with the higher net sales of $47.8 million discussed above and higher acquisition-related costs of $3.4 million. The decrease in cost of sales as a percentage of sales was primarily due to favorable product mix, by which we mean that the lower margin OEM product sales dropped more than the higher margin aftermarket product sales. Also contributing to our margin improvement were productivity improvements from continued cost reduction efforts during the year. The single largest productivity item in 2009 was a reduction in workforce in excess of 15% which occurred from mid-calendar year 2008 throughout calendar year 2009. This reduction in workforce was in response to an anticipated drop in overall commercial aerospace market sales. The margin improvement was also due to increased sales attributable to the Company’s ability to maintain its historical pricing policies, especially in the aftermarket, in spite of difficult market conditions. All these factors were partially offset by the dilutive impact from recent acquisitions of approximately two percentage points.”

Liquidity and Capital Resources, page 37

3.	We note that your long-term debt has increased from approximately $890 million at September 30, 2005 to approximately $1.77 billion at January 2, 2010. Please revise to provide a discussion of your short- and long-term expectations or plans with regard to your debt levels, including whether you expect to maintain, increase, or decrease them, and how specifically you expect to meet your debt obligations as they come due. Please provide us with a copy of your intended revised disclosure.

RESPONSE: In future filings, we will disclose our known expectations or plans with regard to our short-term and long-term debt levels and if known with reasonable certainty how specifically we expect to meet our debt obligations as they come due. Our proposed revised disclosure, as it would have applied to the fiscal year ended September 30, 2009, follows:

“We have historically maintained a capital structure comprising a mix of equity and debt financing. We vary our leverage both to optimize our equity return and to pursue acquisitions. We expect to meet our current debt obligations as they come due through internally generated funds from current levels of operations and/or through refinancing in the debt or equity markets prior to the maturity dates of our debt.

We continually evaluate our debt facilities to assess whether they most efficiently and effectively meet the current and future needs of our business. The Company evaluates from time to time the appropriateness of its current leverage, taking into consideration the Company’s debt holders, equity holders, credit ratings, acquisition opportunities and other factors. The Company’s debt leverage ratio, which is computed as total debt divided by EBITDA As Defined for the applicable twelve-month period, has varied widely during the Company’s history, ranging from approximately 3.5 to 6.5. Our leverage ratio for the fiscal year ended September 30, 2009 was approximately 3.6 and, after giving effect to the new Senior Subordinated Notes issued in October 2009 as if they had been issued on September 30, 2009, would have been approximately 4.7.

The Company has not, at this time, determined to change its debt facilities. However, in the future, the Company may increase its borrowings in connection with acquisitions, if cash flow from operations becomes insufficient to fund current operations or for other short-term cash needs or for stock repurchases or dividends. Our future leverage will also be impacted by the then current conditions of the credit markets.

We note that our senior secured credit facility matures in June 2013 and our Senior Secured Notes under our Indentures mature in July 2014. As always, we are evaluating our options with respect to the maturity of such indebtedness. Our current plan is to refinance a significant portion of our long-term debt upon maturity or prior to that time if the conditions of the credit markets become more favorable.”

We note that we caution investors that we may incur additional indebtedness and that our indebtedness levels could have certain adverse consequences in Item 1A, “Risk Factors.”

4.	On page 40 of your filing you state that you believe you have sufficient resources to finance operations through at least fiscal 2010. You attribute this belief, in part, to anticipated cost savings and operating improvements. To the extent you reasonably expect these factors to impact your future results, please revise to further describe your plans and the expected impact.

RESPONSE: The anticipated cost savings and operating improvements referred to in the disclosure on page 40 of the Form 10-K are a modest contributor to our belief that we have sufficient resources to finance operations through at least fiscal 2010. In future filings with the SEC, to the extent that there are other material factors or elements that are essential to our assertion as to whether we have sufficient resources to finance our operations over the next year, we will discuss them and the expected impact on our future results of those factors or elements.

Item 8. Financial Statements and Supplementary Data

Note 7. Inventories, page F-13

5.	In future filings please revise to separately disclose work in progress and finished goods. For further guidance, refer to Rule 5.02.6(a) of Regulation S-X.

RESPONSE: We will separately disclose in future filings with the SEC the amounts of work in progress and finished goods inventories in accordance with Rule 5.02.6(a) of Regulation S-X.

Form 8-K filed on February 10, 2010

6.	We note that you restated your basic and diluted earnings per share computation in your 10-K to give effect to participating securities under the two-class method. However, we also note that you continue to present two non-GAAP adjusted earnings per share amounts in your earnings release, neither of which account for dividends paid on participating securities. You state that you are presenting these measures to permit investors to compare your results to others who do not use the two-class method. This appears to imply that investors should disregard the fact that one entity has participating securities while others do not. In this regard, it is unclear from your disclosure why investors should disregard your participating securities. We believe you should discontinue the presentation of these non-GAAP measures in future filings.

RESPONSE: In future earnings releases and related filings with the SEC, we will not include non-GAAP adjusted earnings per share amounts using the treasury stock method. However, because our investors have inquired as to earnings per share amounts using the treasury stock method, for the next several quarters we plan to disclose the following sentence in our earnings press releases close to the disclosure indicating that we changed our method of calculating earnings per share:

“Application of the two-class method as compared to the treasury stock method requires the inclusion of approximately 2 million additional shares outstanding for the quarter, which results in dilution of earnings per share by approximately 3-4% on a fully diluted basis.”

With respect to the disclosure of adjusted net income and adjusted earnings per share amounts using the two-class method, we believe these non-GAAP measures help investors understand our results of operations without certain items, such as stock option expense, acquisition integration and purchase accounting adjustments, acquisition transaction-related expenses, and other items.

In addition, we continue to believe it is appropriate to include an adjustment for the impact of dividends paid on participating securities in our first quarter of fiscal 2010 to give investors more ease of comparability for operating results. As is disclosed in Item 5, “Market For Registrant’s Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities” of the Form 10-K, at this time we do not anticipate declaring or paying regular cash dividends on our common stock. Because we paid a large dividend in our first quarter of fiscal 2010 and, further, because that dividend was paid out of earnings prior to the first quarter of fiscal 2010, its inclusion in the earnings per share amounts using the two-class method makes it difficult for investors to ascertain the comparability of our operating results without presenting these results on an as adjusted basis. This is particularly evident when the earnings per share amount for the first quarter of fiscal 2010 is compared to the first quarter of fiscal 2009 or any other past or future quarterly period which does not include such a dividend payment.

Therefore, we intend to continue to present adjusted net income and adjusted earnings per share amounts using the two-class method in future earnings releases and related filings with the SEC. When doing so, we will present, with equal or greater prominence, the GAAP measure for earnings per share and numerically reconcile the non-GAAP financial measure to the GAAP measure for earnings per share. In addition, we will disclose the reasons why management believes the non-GAAP financial measure provides useful information to investors regarding the company’s financial condition and results of operations and to the extent material, any additional purposes for which we use the non-GAAP financial measure.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the staff’s comments and changes to disclosure in response to the staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (3) the Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (216) 706-2959.

Very truly yours,

/s/ Gregory Rufus
Gregory Rufus
Executive Vice President, Chief Financial Officer and Secretary
TransDigm Group Incorporated

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